UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Grupo Radio Centro, S.A.B. de C.V. (the “Issuer”)
(Name of Issuer)
Series A Shares, without par value (“Series A Shares”)
(Title of Class of Securities)

40049C 10 2
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40049C 10 2	13G	Page 2 of 17

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BBVA Bancomer, S.A., as Trustee of Trust No. F/23020-1 (the “Old Trust”), established pursuant to a Trust Agreement, dated April 24, 1992, as amended (the “Old Trust Agreement”), on behalf of the Old Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 11,669,527 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 11,669,527 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 40049C 10 2	13G	Page 3 of 17

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BBVA Bancomer, S.A., as Trustee of Trust No. F/29307-6 (the “New Trust” and, together with the Old Trust, the “Trusts”), established pursuant to a Trust Agreement, dated June 3, 1998, as amended (the “New Trust Agreement” and, together with the Old Trust Agreement, the “Trust Agreements”), on behalf of the New Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 72,351,119 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 72,351,119 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 40049C 10 2	13G	Page 4 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Esther Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 402,274 Series A Shares
	6	SHARED VOTING POWER 84,125,506 Series A Shares
	7	SOLE DISPOSITIVE POWER 0 Series A Shares
	8	SHARED DISPOSITIVE POWER 84,527,780 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 5 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco de Jesús Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 6 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Adriana Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 7 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ana María Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 8 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos de Jesús Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 514,767 Series A Shares
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER 514,767 Series A Shares
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 9 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rafael Felipe de Jesús Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 194,769 Series A Shares
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER 194,769 Series A Shares
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 10 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) José Manuel Aguirre Gómez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,000 Series A Shares
	6	SHARED VOTING POWER 84,020,646 Series A Shares
	7	SOLE DISPOSITIVE POWER 45,000 Series A Shares
	8	SHARED DISPOSITIVE POWER 84,020,646 Series A Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4(a).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 4(b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40049C 10 2	13G	Page 11 of 17

Item 1.
(a)	Name of Issuer: Grupo Radio Centro, S.A.B. de C.V. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Constituyentes 1154 (7° Piso) Col. Lomas Altas C.P. 11950, México, D.F. México
Item 2.
(a)	Names of Persons Filing:

	(1)	The Old Trust

	(2)	The New Trust

	(3)	Each of the following members of the Aguirre Family (the “Aguirre Family”):

María Esther Aguirre Gómez
Francisco de Jesús Aguirre Gómez
María Adriana Aguirre Gómez
Ana María Aguirre Gómez
Carlos de Jesús Aguirre Gómez
Rafael Felipe de Jesús Aguirre Gómez
José Manuel Aguirre Gómez

(Each of the members of the Aguirre Family is a member of the technical committee of the Trusts. The technical committees of the Trusts (the “Technical Committees”) make administrative and investment decisions for their respective Trust. The Technical Committees are organized pursuant to their respective Trust Agreements.)

	(4)	The group is comprised of each of the members of the Aguirre Family and each of the Trusts (the “Group”), to the extent that each such member of the Aguirre Family and each such Trust share power to vote or dispose, or direct the vote or disposition, of Series A Shares beneficially owned by the Group.

CUSIP No. 40049C 10 2	13G	Page 12 of 17

(b)

Addresses of Principal Business Offices:

(i)            The Old Trust’s principal business address is:

BBVA Bancomer, S.A. Fideicomiso F/23020-1

Centro Bancomer

Avenida Universidad 1200

Col. Xoco

C.P. 03339, México, D.F.

México

(ii)           The New Trust’s principal business address is:

BBVA Bancomer, S.A. Fideicomiso F/29307-6

Centro Bancomer

Avenida Universidad 1200

Col. Xoco

C.P. 03339, México, D.F.

México

(iii)          María Adriana Aguirre Gómez’s principal business address is:

Impulsora Publicitaria Sonorense, S.A. de C.V.

Av. Kino y Quinta

Col. Comercial

C.P. 83449 San Luis Río Colorado, Sonora

México

(iv)          Ana María Aguirre Gómez’s principal business address is:

Radiotelevisora FAJ, S.A. de C.V.

Calle Guanajuato #224 – 105

Col. Roma

C.P. 06700 México, D.F.

México

(v)           Rafael Felipe de Jesús Aguirre Gómez’s principal business address is:

Blvd. Kukulcán km. 11.5

Zona Hotelera, Centro Comercial Flamingo Plaza Local 215

C.P. 77500 Cancún, Quintana Roo

México

(vi)          José Manuel Aguirre Gómez’s principal business address is:

Promoimpac, S.A. de C.V.

Calle Colima #410 Int. 401

Col. Roma

C.P. 06700 México, D.F.

México

CUSIP No. 40049C 10 2	13G	Page 13 of 17

(vii)

The principal business address for the remaining members of the Aguirre Family, including María Esther Aguirre Gómez, Francisco de Jesús Aguirre Gómez and Carlos de Jesús Aguirre Gómez, is:

Grupo Radio Centro, S.A.B. de C.V.
Av. Constituyentes 1154 (7° Piso)
Col. Lomas Altas
C.P. 11950 México, D.F.
México

(c)	Citizenship: Each member of the Aguirre Family is a Mexican citizen, and each of the Trusts is a trust organized under the laws of the United Mexican States.
(d)	Title of Class of Securities: Series A Shares, without par value (“Series A Shares”)
(e)	CUSIP Number: 40049C 10 2
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 40049C 10 2	13G	Page 14 of 17

Item 4.	Ownership.

(a)-(b)	Amount Beneficially Owned and Percent of Class:

The Reporting Persons had, as of December 31, 2006, beneficial ownership of the following number and percentage of Series A Shares:

	Series A Shares
	Number	% of Class(1)
Old Trust	11,669,527	7.2%
New Trust	72,351,119	44.5%
María Esther Aguirre Gómez	84,527,780 (2) (3)	51.9%
Francisco de Jesús Aguirre Gómez	84,020,646 (2)	51.6%
María Adriana Aguirre Gómez	84,020,646 (2)	51.6%
Ana María Aguirre Gómez	84,020,646 (2)	51.6%
Carlos de Jesús Aguirre Gómez	84,535,413 (2) (4)	52.0%
Rafael Felipe de Jesús Aguirre Gómez	84,215,415 (2) (5)	51.8%
José Manuel Aguirre Gómez	84,065,646 (2) (6)	51.7%
_________	________
(1)	Based upon 162,724,561 Series A Shares issued and outstanding as of December 31, 2006.

(2)	All Series A Shares beneficially owned by the Old Trust and the New Trust (the “Family Shares”) are held for the benefit of the Aguirre Family and are deemed to be beneficially owned by each member of the Aguirre Family, each of whom is deemed to share power to vote or dispose, or direct the vote or disposition of, the Family Shares as a member of each of the Technical Committees.

(3)	Includes 402,374 Series A Shares and 11,640 American Depositary Shares (“ADSs”) beneficially owned by María Esther Aguirre Gómez, in addition to the Family Shares. Each ADS represents nine Ordinary Participation Certificates (“CPOs”), each representing one Series A Share.

(4)	Includes 249,267 Series A Shares and 29,500 ADSs beneficially owned by Carlos de Jesús Aguirre Gómez, in addition to the Family Shares. Each ADS represents nine CPOs, each representing one Series A Share.

(5)	Includes 21,641 ADSs beneficially owned by Rafael Felipe de Jesús Aguirre Gómez, in addition to the Family Shares. Each ADS represents nine CPOs, each representing one Series A Share.

(6)	Includes 5,000 ADSs beneficially owned by José Manuel Aguirre Gómez, in addition to the Family Shares. Each ADS represents nine CPOs, each representing one Series A Share.

The Group, as of December 31, 2006, may be deemed to have beneficially owned 85,282,316 Series A Shares, representing 52.4% of the Issuer’s total Series A Shares outstanding as of December 31, 2006.

CUSIP No. 40049C 10 2	13G	Page 15 of 17

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on pages 2 through 10.
(ii) Shared power to vote or to direct the vote: See Item 6 on pages 2 through 10.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on pages 2 through 10.
(iv) Shared power to dispose or direct the disposition of: See Item 8 on pages 2 through 10.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. See Exhibit 1 attached for the identities of the members of the Group.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications. Not applicable.

CUSIP No. 40049C 10 2	13G	Page 16 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2007

BBVA BANCOMER, S.A.,

as Trustee of Trust No. F/23020-1, and

solely on behalf of Trust No. F/23020-1

/s/ Alfredo Azpeitia Mera

By: Alfredo Azpeitia Mera

Attorney-in-Fact

BBVA BANCOMER, S.A.,

as Trustee of Trust No. F/29307-6, and

solely on behalf of Trust No. F/29307-6

/s/ Alfredo Azpeitia Mera

By: Alfredo Azpeitia Mera

Attorney-in-Fact

*
María Esther Aguirre Gómez

*
Francisco de Jesús Aguirre Gómez

*
María Adriana Aguirre Gómez

*
Ana María Aguirre Gómez

*
Carlos de Jesús Aguirre Gómez

*
Rafael Felipe de Jesús Aguirre Gómez

*
José Manuel Aguirre Gómez

*	/s/ Alfredo Azpeitia Mera
By: Alfredo Azpeitia Mera
Attorney-in-Fact

CUSIP No. 40049C 10 2	13G	Page 17 of 17

Exhibit Index

Exhibit 1	Identification and Classification of Members of the Group.
Exhibit 2	Joint Filing Agreement.

The Powers of Attorney for the Old Trust, the New Trust and the Aguirre Family filed as exhibits to Schedule 13G (Amendment No. 6) filed with the Securities and Exchange Commission on March 17, 2005 are hereby incorporated herein by reference.